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                               June 29, 2020

       Bryan Rowland
       General Counsel
       Vertex, Inc.
       2301 Renaissance Blvd.
       King of Prussia, PA 19406

                                                        Re: Vertex, Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 18,
2020
                                                            File No. 377-03104

       Dear Mr. Rowland:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 26, 2020.

       Amendment No. 2 to Draft Registration Statement submitted on June 18,
2020

       Use of Proceeds, page 40

   1. We note your response to prior comment 3. Since the company obtained the term loan to pay a dividend to
shareholders, and the proceeds of the offering will be used to repay the term loan, please
quantify the amount of the dividend paid to your officers, directors and affiliates. In
addition, as you state on page 72, disclose that the term loan is required to be repaid upon
consummation of the offering.
 Bryan Rowland
Vertex, Inc.
June 29, 2020
Page 2
Consolidated Balance Sheets, page F-3

2. Please explain the classification of the funds held for stockholder distributions in noncurrent assets in the consolidated balance sheet. In this regard, you indicate on page
      F-10 that the funds are reserved for distribution to stockholders to be paid within 90 days of March 31, 2020, and if a distribution is not made within this time frame, such amount must be repaid to the bank.
Notes to Consolidated Financial Statements
Note 1. Summary of significant accounting policies
Segments, page F-9

3. We note that 19% of your long-lived assets are now held outside of the U.S. Please revise to disclose the general nature of the risk associated with this concentration. In this regard, explain the nature and location of these assets and the purpose of the change in location.
      Refer to ASC 275-10-50-20.
       You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Melissa Walsh,
Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202)
551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                             Sincerely,
FirstName LastNameBryan Rowland
                                                             Division of
Corporation Finance
Comapany NameVertex, Inc.
                                                             Office of
Technology
June 29, 2020 Page 2
cc:       Joel Trotter
FirstName LastName